EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-85217 and 333-120960 on Forms S-8 of our report dated April 27, 2005, February 13, 2006 as to the second sentence of the fourth paragraph in Management's Report on Internal Control over Financial Reporting, related to management's report on the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of internal control over financial reporting because of a material weakness) appearing in this Amendment to Annual Report on Form 10-K of Stage Stores, Inc. for the year ended January 29, 2005.

Houston, Texas
February 13, 2006